FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending March 4, 2003

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: March 4, 2003                                       By: Victoria Llewellyn
                                                             ------------------
                                                              Victoria Llewellyn
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

Issued, London, March 4, 2003

                           PAXIL PATENT RULING ISSUED

 GSK Hemihydrate Patent Ruled Not Infringed in the U.S. - GSK to Appeal Ruling -
                    2003 Earnings Guidance Remains Unchanged

GlaxoSmithKline (GSK) today announced that a federal judge for the United States District Court for the Northern District of Illinois (Chicago) has ruled in GSK's litigation with TorPharm Pharmaceuticals (a wholly owned subsidiary of Apotex) over GSK's anti-depressant drug, Paxil (paroxetine hydrochloride). The judge ruled that GSK's patent in the United States covering the hemihydrate form of Paxil is valid but not infringed by Apotex's product. The patent expires in 2006. GSK will appeal the ruling of non-infringement.

Although the judge did find it likely there would be some hemihydrate in Apotex' product, he found that GSK did not show hemihydrate would be present in sufficient amounts to infringe the patent under his claim interpretation. GSK disagrees with that claim interpretation.

The ruling by Judge Richard Posner on the hemihydrate patent represents one element of the current legal action between GSK and Apotex, which is seeking to market an anhydrate form of paroxetine hydrochloride. GSK is continuing to pursue litigation for infringement of other patents relating to Paxil against Apotex and other generic companies in the United States District Court for the Eastern District of Pennsylvania (Philadelphia). No trial date has been set. The last-to-expire 30-month stay against FDA approval of Apotex's product under Hatch Waxman law will expire on September 19, 2003.

Possible timing of a generic Paxil product remains unclear with the Philadelphia trial still pending and the Chicago decision now moving towards appeal. Consequently, GSK's published business performance earnings per share guidance for 2003 remains as previously stated.* If a generic launch of paroxetine hydrochloride became imminent, GSK would reassess this guidance.

Paxil was launched in the US in early 1993, and the first generic company, Apotex, sought marketing approval in 1998 - only 5 years after first launch.

GlaxoSmithKline, one of the world's leading research-based pharmaceutical and healthcare companies, is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For more information, please visit the company's web site at www.gsk.com

SM Bicknell
Company Secretary
4 March 2003
--------------------------------------------------------------------------------

Inquiries:
US Media inquiries GSK:                  Nancy Pekarek            (215) 751 7709
                                         Mary Anne Rhyne          (919) 483 2839

(919) 412 9089
                                         Patricia Seif            (215) 751 7709


UK Media inquiries:                     Martin Sutton            (020) 8047 5502
                                        Siobhan Lavelle          (020) 8047 5502

US Analyst/ Investor inquiries:          Frank Murdolo            (215) 751 7002
                                         Tom Curry                (215) 751 5419

European Analyst/Investor inquiries:    Duncan Learmouth         (020) 8047 5540
                                        Anita Kidgell            (020) 8047 5542
                                        Philip Thomson           (020) 8047 5543

*Earnings Guidance
The 2003 forecast is for high single digit percentage growth in business performance earnings per share as long as there is no generic competition to Paxil in the U.S. Business performance, which is the primary measure used by management, is presented after excluding merger items, integration and restructuring costs and disposals of subsidiaries. Growth is at constant exchange rates (CER).


Cautionary statement regarding forward-looking statements
Forward-looking statements involve inherent risk factors and uncertainties. The Group cautions investors that a number of important factors including those in this document could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, those discussed under 'Risk Factors' in the Operating and Financial Review and Prospects in the Group's Annual Report on Form 20-F for 2001 filed with the US Securities and Exchange Commission.

                              Director's Interests

I give below details of changes in interests in the Ordinary Shares of GlaxoSmithKline plc in respect of the under-mentioned director:

Dr J P Garnier          The Administrators of the GlaxoSmithKline US Retirement
                        Savings Plan notified GlaxoSmithKline plc on 3 March
                        2003 that Dr Garnier had increased his interest by 54
                        Ordinary Share ADRs at a price of $36.43 per share on 20
                        February 2003. Dr Garnier was also notified of this change on 3 March 2003.

                        The Administrators of the GlaxoSmithKline US Retirement Savings Plan also notified GlaxoSmithKline plc on 3 March 2003 that Dr Garnier had increased his interest by 22 Ordinary Share ADRs at a price of $35.05 per share on 28 February 2003. Dr Garnier was also notified of this change on 3 March 2003.

S M Bicknell
Company Secretary
4 March 2003

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

                      The Administrators of the GlaxoSmithKline US Retirement Savings Plan ("the Plan") notified GlaxoSmithKline plc on 3 March 2003, that as a result of movement in the fund on the 28 February 2003, the number of Ordinary Share ADRs held by the fund had increased from 18,461,602 to 18,596,424 at an average price of $35.05.


The Plan is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. One of the Company's directors, Dr J P Garnier is therefore potentially interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary

4 March 2003